Exhibit 3

NOTICE OF SPECIAL TAX STATUS OF COMMON SHARES

AND WARRANTS OF PERU COPPER, INC.

TO:	SHAREHOLDERS AND WARRANTHOLDERS OF PERU COPPER INC.

RE: U.S. FEDERAL INCOME TAX STATUS OF YOUR SECURITIES

PLEASE BRING THIS NOTICE TO THE ATTENTION OF YOUR TAX PREPARER

As noted in the Registration Statement on Form F-1 filed by Peru Copper Inc. (“Peru Copper”) with the U.S. Securities and Exchange Commission on December 22, 2004, as amended on February 25, 2005, Peru Copper expects to be deemed to be a Passive Foreign Investment Company” (“PFIC”) for United States income tax purposes for the foreseeable future. Please see the “Material Income Tax Considerations—United States Income Tax Consequences” section of the Registration Statement, a copy of which is attached.

Peru Copper intends to make available to shareholders and warrantholders (collectively “security holders”) of Peru Copper an annual PFIC information statement. This information may be used by security holders if, based on the advice of a tax expert regarding their own particular tax circumstances, they decide to make a “qualified electing fund” (“QEF”) election under the applicable provisions of the United States Internal Revenue Code. Investors are strongly cautioned to consult their tax advisors regarding any such election.

Peru Copper is in the process of having 2004 PFIC information statements prepared for distribution to security holders. However, the 2004 PFIC information statements will not be available to security holders prior to the United States income tax filing deadline of April 15, 2005. Accordingly, we strongly encourage you to contact your tax advisor or otherwise apply for an extension of the April 15, 2005 United States income tax filing deadline.

When the 2004 PFIC information statement becomes available, it will be posted on the Peru Copper website in the “Investors” section: www.perucopper.com and security holders will be able to print it or download it. If necessary, security holders can request that a copy of the information statement be mailed to them by writing to: Mr. Patrick De Witt, Peru Copper Inc., Suite 920, 475 W. Georgia, Vancouver, BC Canada V6B 4M9.

RULES RELATING TO A PFIC ARE VERY COMPLEX. SECURITY HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISOR CONCERNING THE RELATIVE MERITS AND THE ECONOMIC AND TAX IMPACT OF PFIC RULES TO YOUR INVESTMENTS IN THE COMMON SHARES AND WARRANTS OF PERU COPPER AS A NON-ELECTING U.S. HOLDER, A U.S. HOLDER MAKING A QEF ELECTION, OR A U.S. HOLDER MAKING A MARK-TO-MARKET ELECTION.

THIS LETTER DOES NOT CONSTITUTE TAX ADVICE AND INVESTORS ARE STRONGLY CAUTIONED TO CONSULT THEIR TAX ADVISORS REGARDING ANY SUCH ELECTION.

PLEASE BRING THIS NOTICE TO THE ATTENTION OF YOUR TAX PREPARER.

Attachment to Exhibit 3

A capital gain realized on a disposition by a U.S. holder of a warrant which is taxable Canadian property will be subject to tax under the Canadian Tax Act unless the capital gain is exempt from tax under the Canadian Tax Act pursuant to the provisions of the Convention. U.S. holders whose warrants are taxable Canadian property should consult their own tax advisors.

Disposition of Common Shares

A U.S. holder of our common shares which are not “taxable Canadian property” (as defined in the Canadian Tax Act) will not be subject to tax under the Canadian Tax Act on the disposition of such shares. Generally, our common shares will not be taxable Canadian property to a U.S. holder at a particular time if:

(a) the common shares are listed on a prescribed stock exchange (which currently includes the TSX), at the relevant time; and

(b) during the 60-month period immediately preceding the disposition of the common shares, the U.S. holder, persons with whom the U.S. holder did not deal at arm’s length, or the U.S. holder, together with such persons, did not own (i) 25% or more of the issued shares of any class or series of shares of our capital stock or (ii) options or warrants or other interests in or options in respect of 25% or more of the issued shares of any class or series of shares of our capital stock.

A capital gain realized on a disposition by a U.S. holder of a common share which is taxable Canadian property will be subject to tax under the Canadian Tax Act unless the capital gain is exempt from tax under the Canadian Tax Act pursuant to the provisions of the Convention. U.S. holders whose common shares are taxable Canadian property should consult their own tax advisors.

Dividends on Common Shares

Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. holder on our common shares will generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. holder that is a corporation that owns at least 10% of our voting stock.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax consequences to U.S. holders (as defined below) arising from the purchase, ownership and disposition of our common shares and warrants. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed U.S. Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code and the U.S. Treasury Regulations, all as in effect as of the date of this summary, and all of which are subject to change, possibly with retroactive effect.

For purposes of this discussion, a “U.S. holder” is a holder of our common shares that is:

•	a U.S. citizen;

•	an individual resident in the U.S. for U.S. federal income tax purposes;

•	a domestic corporation, or other entity taxable as a corporation, organized under the laws of the U.S. or of any U.S. state or the District of Columbia;

•	an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or

•	a trust, if either: a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their particular circumstances, or to U.S. holders subject to special rules, including, without limitation:

•	some retirement plans;

•	insurance companies;

•	U.S. holders of common shares held as part of a “straddle,” “synthetic security,” “hedge,” “conversion transaction” or other integrated investment;

•	persons that enter into “constructive sales” involving our common shares or substantially identical property with other investments;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	some expatriates or former long-term residents of the U.S.;

•	financial institutions;

•	broker-dealers;

•	registered investment companies;

•	tax-exempt organizations; and

•	U.S. holders who own, directly, indirectly or through attribution, 10% or more of our outstanding voting stock.

In addition, this summary does not address the effect of any applicable U.S. state, local or non-U.S. tax laws, does not consider the tax treatment of persons who own our common shares or warrants through a partnership or other pass-through entity, and deals only with common shares or warrants held by U.S. holders as “capital assets” as defined in Section 1221 of the Code.

WE ENCOURAGE U.S. HOLDERS OF OUR COMMON SHARES AND WARRANTS TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES AND WARRANTS APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a warrant. When a warrant is exercised, the U.S. holder’s cost of the common share acquired thereby will be equal to the U.S. holder’s adjusted cost basis of the warrant plus the exercise price paid for the common share. The expiry of an unexercised warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. holder of the expired warrant. The holding period of the common share acquired thru the exercise of a warrant includes the holding period of the warrant. See “Our Status as a Passive Foreign Investment Company,” for the impact of the exercise of a warrant on taxation of a U.S. holder if we are a PFIC.

Taxation of Dividends

The gross amount of any distributions received with respect to our common shares will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the rules described below in “Our Status as a Passive Foreign Investment Company,” U.S. holders of common shares will generally be required to include this amount of dividends in gross income as ordinary income. In general, distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a U.S. holder’s tax basis in the common shares and any amount in excess of that U.S. holder’s tax basis in the common shares will be treated as gain from the sale of the common shares. Dividends from us will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Except as described below in “Our Status as a Passive Foreign Investment Company,” ownership of warrants has no tax impact on U.S. holders since holders of warrants do not receive distributions unless and until the warrants are exercised and common shares are purchased. As described below, if we are a PFIC, ownership of warrants may impact the holding period of PFIC shares and impact elections under the PFIC tax rules.

U.S. holders of common shares who are individuals are eligible for a preferential tax rate on dividends from domestic corporations and certain “qualified foreign corporations” that is equal to the capital gains tax rate for individuals (generally 15 percent for dividend distributions prior to January 1, 2009) if the U.S. holder of common shares meets holding period and certain other requirements. As long as we are a PFIC for U.S. federal income tax purposes (see “Our Status as a Passive Foreign Investment Company”), dividends received by individual U.S. holders of common shares will not be eligible for this preferential tax rate. If and when we are no longer a PFIC for U.S. federal income tax purposes, distributions from the Company may be qualified dividends subject to the preferential rate if we are a “qualified foreign corporation.” Foreign corporations are “qualified foreign corporations” for purposes of the preferential tax rate on dividends if they are subject to a comprehensive U.S. income tax treaty or the shares of the foreign corporation are traded on an established U.S. securities exchange. We are subject to the U.S.-Canada Income Tax Treaty and upon effectiveness of this registration statement intend to have our shares listed for trading on an established U.S. securities exchange.

Subject to the limitations set forth in the Code, U.S. holders of common shares may elect to claim as a foreign tax credit against their U.S. federal income tax liability, Canadian income taxes withheld, if any, from distributions received in respect of the common shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. Federal income tax payable with respect to each class. In this regard, dividends paid by us will generally be foreign source “passive income” or in the case of some U.S. holders of common shares, “financial services income.” U.S. holders of common shares that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian income taxes withheld, if any.

The rules relating to foreign tax credits are complex and a U.S. holder is encouraged to consult its own tax advisor to determine whether and to what extent it would be entitled to this credit.

Sale or Other Disposition of Common Shares or Warrants

If a U.S. holder sells or otherwise disposes of its common shares or warrants, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and its tax basis. Subject to the discussion below under “—Our Status as a Passive Foreign Investment Company,” that gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the common shares or warrants for more than one year at the time of the sale or other disposition. In general, any gain that U.S. holders recognize on the sale or other disposition of common shares or warrants will be U.S. source income for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to limitations under the Code.

Our Status as a Passive Foreign Investment Company

In general, we will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and determined based on fair market value, are held for the production of, or produce, passive income.

Although the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, based on the market price of our common shares, and the amount and type of our gross income, we believe that we will be treated as a PFIC in the future until such time that we begin to generate more than 25% of our gross income from operating activities and more than 50% of our assets are held for production of, or produce, operating income. We believe that as of the end of 2003 and 2004, the IRS would have treated us as a PFIC.

If we are a PFIC for U.S. federal income tax purposes for any year during a U.S. holder’s holding period of our common shares and the U.S. holder does not make a Qualified Electing Fund (“QEF”) Election or a “mark-to-market” election, both as described below:

•	any gain recognized by a U.S. holder upon the sale of common shares or warrants, or the receipt of some types of distributions, would be treated as ordinary income and would not be subject to offset by Net Operating Losses;

•	this income generally would be allocated over a U.S. holder’s holding period with respect to our common shares or warrants; and

•	the amount allocated to prior years will be subject to tax at the highest tax rate in effect for that year and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

Pursuant to the specific provisions of the PFIC rules, a taxpayer may realize gain on the disposition of common shares or warrants if the securities are disposed of by a holder whose securities are attributed to the U.S. holder, if the securities are pledged as security for a loan, transferred by gift or death, or are subject to certain corporate distributions.

Additionally, if we are a PFIC, a U.S. holder who acquires our common shares or warrants from a decedent would be denied normally available step-up in tax basis for our securities to fair market value at the date of death instead would have a tax basis equal to the lower of the fair market value or the decedent’s tax basis.

A U.S. holder of our warrants is taxed in a manner similar to a U.S. holder of common shares if the holder realizes gain on the sale of the warrants. If the holder of the warrants exercises the warrants to purchase common shares, the holding period over which any income realized is allocated includes the holding period of the warrants. The U.S. warrant holder is treated as a holder of PFIC stock taxable under the ordinary income allocation and interest charge regime described above.

For any tax year in which we are determined to be a PFIC, a U.S. holder of our common shares may make a QEF Election, which is an election to treat the U.S. holder’s common shares as an interest in a qualified electing fund. A U.S. holder of our warrants may not make a QEF election regarding our warrants. If a U.S. holder makes a QEF Election, the U.S. holder of our common shares would be required to include in income currently the U.S. holder’s proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of these earnings and profits are actually distributed to that U.S. holder and would be required to comply with specified information reporting requirements. Any gain subsequently recognized upon the sale by that U.S. holder of the common shares generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

In order to successfully make a QEF election, a U.S. holder of our common shares requires the corporation to distribute tax information prepared pursuant to U.S. tax laws on a per share basis. Due to the significant interest of current U.S. holders in maintaining this option to make a QEF election, we currently intend to prepare and distribute the required tax information to all shareholders on an annual basis.

As an alternative to a QEF Election, a U.S. holder generally may elect to mark the US holder’s common shares to market annually, and, therefore, recognize ordinary income or loss equal to the difference between the fair market value of the U.S. holder’s common shares and the adjusted tax basis of the common shares. A U.S. holder of our warrants may also make a mark-to-market election to avoid the ordinary income allocation regime. Losses would be allowed only to the extent of the net mark-to-market gain accrued under the election. If a mark- to-market election with respect to common shares or warrants is in effect on the date of a U.S. holder’s death, the tax basis of the common shares or warrants in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the common shares or warrants.

Certain economic risks are inherent in making either a QEF election or a Mark-to-Market election. If a QEF election is made, it is possible that a small but significant amount of earned income will be reported to a U.S.

holder as taxable income as long as the Company invests its cash reserves, and income taxes will be due and payable on such an amount. A U.S. holder of our common shares may pay tax on such “phantom” income, i.e., income reported to it pursuant to the QEF election, but not actually received. There is no assurance that any distribution or profitable sale will ever be made regarding our shares, so the tax liability may result in a net economic loss.

A mark-to-market election may result in significant share price gains in one year causing a significant income tax liability. This gain may be offset another year by significant losses. If a mark-to-market election is made, this highly variable tax gain or loss may result in substantial and unpredictable changes in taxable income. The amount included in income under a mark-to-market election may be substantially greater than the amount included under a QEF election.

Both the QEF and mark-to-market elections are binding on the U.S. holder for all subsequent years that the U.S. holder owns our stock or warrants unless permission to revoke the election is granted by the IRS.

Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during a U.S. holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid PFIC classification for subsequent years if the U.S. holder elects to recognize income based on the unrealized appreciation in the common shares through the close of the tax year in which we cease to be a PFIC.

RULES RELATING TO A PFIC ARE VERY COMPLEX. YOU SHOULD CONSULT YOUR TAX ADVISER CONCERNING THE RELATIVE MERITS AND THE ECONOMIC AND TAX IMPACT OF PFIC RULES TO YOUR INVESTMENTS IN OUR COMMON SHARES AND WARRANTS AS A NON-ELECTING U.S. HOLDER, A U.S. HOLDER MAKING A QEF ELECTION, OR A U.S. HOLDER MAKING A MARK-TO-MARKET ELECTION.

U.S. Reporting Requirements

U.S. holders who own our shares or warrants for any period during which we are a PFIC (see “Our Status as a Passive Foreign Investment Company”) will be required to file IRS Form 8621 for each tax year during which they hold our shares or warrants.

In addition, if a U.S. holder owns or is treated as owning, applying attribution rules, 5 percent or more of the Company certain additional reporting requirements may apply, including timely submission of an IRS Form 5471 regarding the ownership, acquisition, or disposition of shares. Failure to file IRS Form 5471 may result in penalties, including a possible reduction in foreign tax credits that would otherwise be allowable.

Backup Withholding And Information Reporting

Payments to U.S. holders in respect of common shares may be subject to information reporting to the U.S. Internal Revenue Service and to backup withholding tax at rates equal to:

•	29% for 2005;

•	28% for 2006 through 2010; and

•	31% after 2010.

However, backup withholding will not apply to a U.S. holder that is a corporation or comes within an exempt category, and demonstrates the fact when so required, or furnishes a correct taxpayer identification number and makes any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, provided that the required procedures are followed.